Mail Stop 6010

November 17, 2006

Mr. Olli Vaartimo
Executive Vice President and Chief Financial Officer
Metso Corporation
P.O. Box 1220
FI-00101
Helsinki, Finland

> **RE: Metso Corporation**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **File No. 001-14400**

Dear Mr. Vaartimo,

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant